November 23, 2015

PICO Holdings, Inc.
7979 Ivanhoe Avenue, Suite 300
La Jolla, CA 92037
Attn: Kristina Leslie, Chair of the Board

Cc: Board of Directors

Dear Kristina,

The time has come for real change at PICO Holdings, Inc. ("PICO" or the "Company"). As you know, Central Square Management LLC, together with its affiliates ("Central Square"), has been invested in the Company for more than two years and is one of the Company's largest shareholders with current ownership of approximately 5.9% of PICO's outstanding shares. Despite our persistent efforts to engage in a constructive dialogue with you, other members of the Board of Directors (the "Board") and PICO's management team over the past year to discuss our serious concerns regarding the direction of the Company, as well as the existing opportunities at PICO to create value for all shareholders, we have grown increasingly frustrated with the Board's laissez-faire attitude toward the need for change at PICO. Our detailed views and recommendations to the Board have been unequivocally clear – change is required at PICO in order to address the Company's prolonged underperformance and poor governance.

We had been hopeful following our October 29, 2015 conversation, in which you alluded to an ongoing near-term dialogue, that the Board was finally willing to work with us to implement the strategies we believe would materially improve the Company's performance. However, PICO's recent announcements at its Investor Day held on November 17, 2015 flies in the face of our stated concerns and your apparent self-serving statements. It has become clear to us that the Company has no intention of addressing our concerns or our suggestions in a serious manner.

While on the surface these announcements appear to be a step in the right direction, we believe they fall short of the change required at PICO to improve the Company's performance. Importantly, we, along with other PICO shareholders, as discussed in more detail below, believe that any steps to address the issues currently facing the Company cannot be implemented by the same individuals who should be held accountable for the Company's failures. It has therefore become unequivocally clear that additional independent oversight is needed at the Board-level immediately.

Unfortunately, despite our prior recommendation to PICO to reconstitute the Board with the addition of three highly qualified, independent individuals identified by us, including Anthony Bergamo, James Henderson and Daniel Silvers, the Board has once again failed to implement our recommendations in a meaningful or timely manner. We find it deeply troubling that the Company – especially at this inflection point in its existence – remains closed-minded to the voices of shareholders as part of its boardroom dialogue.

Our Compensation Concerns Remain

PICO's November 17th press release in connection with its Investor Day contains the following disclosure regarding changes to the Company's executive compensation structure:

"The Company also announced the Board's approval of modifications to its executive compensation structure designed to better align compensation with an objective of returning capital to shareholders as assets are monetized. As part of these modifications, the CEO's base salary will be reduced by over 54%.

 1813 N. Mill Street, Suite F, Naperville, IL 60563 | +1 (630) 210-8923 | kelly.cardwell@csquarecapital.com

Incentive compensation will be calculated based on value created from asset monetizations in excess of their current book value and payable only upon the return of capital to shareholders. Additional information regarding these modifications will be provided in the Company's SEC filings once definitive documentation has been completed."

While reducing the CEO's egregious base salary and tying bonuses to asset monetizations is a step in the right direction, we believe there are serious issues with what has been disclosed and perhaps even greater issues with what has not been disclosed by PICO. Specifically:

1. ***CEO John Hart's base salary continues to be unjustifiably high.***
   - The CEO's new base salary appears to be approximately $1 million per year. Even following the Company's recent change to its compensation scheme, this is the highest salary in PICO's entire self-defined peer group and is nearly double the median base salary of this peer group.

2. ***Incentive compensation remains misaligned.***
   - Under the Company's revised compensation scheme, the baseline for bonus payments is a function of book value. We remind you that shareholders have suffered as the Company has taken more than $40 million of asset impairments – to assets acquired at the hands of the current management team – over the last several years. As a result, under the current compensation scheme, Mr. Hart stands to receive a bonus *not for creating value, but merely by not losing as much money as today's book value would indicate*.
   - Further exacerbating the folly of this new compensation scheme, it seemingly fails to contemplate any controls for the time value of money. Consider the following illustrative example:
     - Scenario 1: Asset sold 1 year after purchase for 10% more than cost
       - Internal rate of return (IRR) = 10%
     - Scenario 2: Asset sold 10 years after purchase for 10% more than cost
       - Internal rate of return (IRR) = <1%

     The new scheme is indifferent to an IRR of 10% or less than 1%. While seemingly ludicrous, given the track record of the Board in overseeing the value destruction at the hands of this management team, we cannot say that we are totally surprised that shareholders would continue to suffer through "Heads I Win, Tails You Lose" compensation schemes under the watch of the current Board.

3. ***The Board has apparently failed to address the outrageous formula used to calculate Mr. Hart's additional cash bonus.***
   - PICO's November 17th press release was noticeably silent in failing to address the "extra" bonus Mr. Hart could potentially receive. We remind you of the concerns we outlined in our prior letters:
     - The Company's current bonus incentive scheme, which compensates senior management for a modest increase in PICO's book value per share, is poorly misaligned with shareholders' interests. The CEO is currently entitled to receive an additional cash bonus if book value per share exceeds a threshold level of 80% of the Standard & Poor's 500's annualized total return over a trailing five-year period.
     - Note the following illustrative example, which was also included in our October 13, 2015 letter:

"Assume an S&P 500 5-year Compound Annual Growth Rate (CAGR) of +7% and a December 31, 2015 PICO book value of $15.00 per share. The 80% threshold means that a cash bonus kicks in upon achieving just a +5.6% increase in book value, which equates to just $15.84 per share. If book value per share were to increase to $21.00 in 2016 (roughly where it was just 2 years ago), the CEO would receive a cash bonus of $10.36 million. *If we assume his 2016 compensation is the same as 2015 ($5 million), this implies the CEO would receive more than $15 million of compensation in 2016 merely for holding book value per share constant over a three-year period*. In this example, the CEO, who led the Company to a book value free fall from nearly $28 per share in 2007 to an estimated $15 per share in 2015, would be egregiously rewarded for a bounce back to mediocrity, all while shareholders would have suffered a 25% decline in book value per share over a nine year period under the current CEO's watch. While most investors wish to see companies institute a 'pay for performance' culture, we can only characterize the current compensation philosophy at PICO as distinctly 'pay for attendance'."

4. ***Lack of detail provided with respect to other amendments to Mr. Hart's employment agreement.***
   - The November 17th press release also failed to specify whether this new compensation scheme would affect any other terms of Mr. Hart's employment agreement. Specifically, the Company gave no indication whether it would have any impact upon the duration or termination provisions of his current agreement. We would have grave concerns if the current agreement was extended, either explicitly or implicitly, as a result of changes to the termination provisions, given Mr. Hart's long-term track record of value destruction.

5. ***No detail related to Mr. Hart's Golden Parachute.***
   - Mr. Hart's severance package under the existing compensation scheme amounts to approximately $9 million. Given the "tax" shareholders have already absorbed as a result of the value destruction at Mr. Hart's hands, we sincerely hope that the new scheme reduces this excessive severance payout.

You Have Ignored Our Recommendations and Demonstrated an Indifference to Shareholders

PICO hosted a Q&A session at the November 17th Investor Day, which you declined to make available by webcast. Putting aside the legitimate question of whether the failure to webcast this session is in compliance with the spirit of Regulation FD for investors who could not attend the meeting in Reno, we view this decision as indicative of management and the Board's decided indifference to, and misalignment of interests with, the Company's shareholders. The lack of webcast availability is particularly disheartening, as we are aware of a number of shareholders who sought to attend the event but whose requests were rejected by the Company. Notably, during the Q&A session, Mr. Hart indicated that the Board has engaged an executive search firm to identify new candidates for the Board – an important governance announcement that we believe should have been made available to all shareholders via webcast.

As we have continuously reiterated, ***we believe the current Board has failed to promote a culture of effective oversight and accountability.*** To allow the incumbent Board members, who have failed to protect the interests of PICO shareholders, to identify their own successors strikes us as offensive and at odds with proper governance. How can we trust a board that has persistently disregarded the concerns of its shareholders to find suitable candidates to oversee management and help improve performance at PICO?

Perhaps even more concerning is the fact that despite your comment during our October 29th conversation that the three individuals we identified appeared highly-qualified, you subsequently engaged a hand-picked search firm to identify new director candidates. This not only illustrates the Board's clear desire to ignore the views and recommendations of its shareholders, it actively squanders precious corporate resources in an effort to further entrench itself. We believe the shareholders, as the true owners of the Company, need to have a strong voice at the Board level. Such a voice promotes greater accountability and creates an environment that forces other directors to consider new and innovative ways to positively impact shareholder value.

We call on the Board to *immediately seat each of Anthony Bergamo, James Henderson and Daniel Silvers*. These three highly-qualified individuals have the right mix of skill sets and experience to help the Board address PICO's challenges and opportunities with an open mind and a keen sense of urgency.

Importantly, PICO shareholders share our concerns. Since the release of our October 13, 2015 letter, we have received numerous emails and phone calls from other shareholders expressing similar concerns with the Company's poor governance, misalignment of interests and failed strategies. Further, shareholders expressed their dissatisfaction with the status quo at the Company's 2015 annual meeting of shareholders as evidenced by their overwhelming approval of the shareholder declassification proposal and disapproval of the Company's Say-on-Pay proposal.

Given the ongoing dissatisfaction amongst the Company's shareholder base and the Board's refusal to seriously consider our concerns and recommendations, we call on the Board to hold the Company's 2016 annual meeting of shareholders (the "2016 Annual Meeting") no later than April 15, 2016 to enable shareholders to establish a clear mandate for the Company, including the election of director candidates that they believe are most qualified to provide effective oversight of the Company. Shareholders cannot afford to wait until next summer to address the shortcomings of this Board. Despite Mr. Hart's indication on November 17th that PICO intends to hold the 2016 Annual Meeting in August, which is much later than PICO's typically held annual meetings in May (other than the 2015 annual meeting held in July), we expect the Board to show that it recognizes and respects its shareholders' sense of urgency by holding the 2016 Annual Meeting in April. We remind the Board that taking measures to further entrench itself is a breach of its fiduciary duties and will not be tolerated.

We hold each of the Board members accountable for the destruction of shareholder value at PICO that has occurred under their oversight. For over a year now, we have attempted to work constructively with you, other members of the Board and management team to implement meaningful steps to enhance shareholder value at PICO but to no avail.

We will continue to closely monitor the Company's performance and actions and will not hesitate to take any and all actions that we deem necessary to protect shareholders' rights and maximize shareholder value. We once again strongly urge you to reconsider your uncooperative approach and to do the right thing for PICO shareholders by reconstituting the Board with the three highly qualified individuals we have identified. We expect the shareholders' interests to remain of paramount importance and as we have repeatedly stated, we stand ready to meet at your convenience to discuss next steps.

Regards,

Kelly Cardwell, CFA
Managing Partner, Central Square Management